

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 12, 2010

Gene P. Jones
Chief Financial Officer
Vaughan Foods, Inc.
216 N.E. 12th Street
Moore, Oklahoma 73160

> **Re:** **Vaughan Foods, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 19, 2010**
> **File No. 333-165589**

Dear Mr. Jones:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Cover page

1. We note that on March 24, 2010, your shares were delisted from the NASDAQ
    Capital Market and that they now trade on the OTCBB. Please amend your
    registration statement, including the cover page and risk factors section, to reflect that
    this event occurred.

2. Please include and check the box indicating that you are a smaller reporting company.

Incorporation of documents by reference, page 12

3. Please incorporate by reference all other reports filed pursuant to Section 13(a) or
    15(d) of the Exchange Act since the end of your fiscal year. See Item 12(a)(2) of
    Form S-3.

Exhibit 5.1

4. Insofar as Vaughan Foods is incorporated in Oklahoma, please obtain and file a legal
    opinion that opines on Oklahoma rather than Florida law.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Act of 1933 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of
all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of
such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
        T. Levenberg
        S. Zelnick (212) 838-9190